

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Mr. Frederick R. Klug
Senior Vice President and Chief Executive Officer
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, Wisconsin 53154

> **Re: Tri City Bankshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-09785**

Dear Mr. Klug:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio Composition, page 16

1. We note the significant acquisition of the Bank of Elmwood which occurred in fiscal 2009. Given the nature and type of the out-of-state construction and land development loans and other loans acquired (e.g. syndicated loan participations) in such areas as Arizona, California, Florida and Texas which are experiencing significant property value deteriorations, the Company should revise future filings to provide enhanced disclosures detailing the loan types acquired which are supported by collateral in each of the specific

states identified for the applicable periods. The Company should also provide loan maturity as well as related allowance for loan loss information and an appropriate narrative description to enable the reader to obtain a clear understanding of the Company's loan portfolio composition and related credit exposure for loans outside of the normal operating areas.

Allowance for Loan and Lease Losses, page 19

2. Please revise future filings to include the information required by Item III C. Risk Elements of Statistical Guide III for the five year period then ended.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 6. Loans, page 51

3. Please revise future filings to disclose the information required by ASC 310-10-50-11B.a.2 and ASC 310-10-50-11B.b for each period for which results of operations are presented.

4. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please provide comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU. Where comparative disclosures are not reasonably available, state as such in your filing.

5. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.

6. Please tell us and revise the table on page 52 in future filings to also provide additional information detailing the composition of purchased credit-impaired "nonaccrual" and "90 or over" loans by loan type. Additional information identifying the geographic location would also be useful information.

7. We note your disclosure on page 54 that you have accruing restructured loans of $18.4 million that have been modified and are performing in accordance with those modified terms. Please tell us and disclose in future filings your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

8. Please provide us and revise, in future filings, the roll-forward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2. Further, tell us and disclose the expected life over which the Company expects to recognize the accretable difference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have any questions.

Sincerely,

Marc Thomas
Staff Accountant